

Mail Stop 4631   January 5, 2016

Via E-mail
George Rusk
Vice President
Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, NY 14086

> **Re: Ecology and Environment, Inc.**
> **Form PRE 14A**
> **Filed December 23, 2015**
> **File No. 1-09065**

Dear Mr. Rusk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that Proposal 2 concerns a material matter— the changing of your current bylaws so that directors can only be removed by cause by a majority vote of both Class A and Class B shareholders—that should be unbundled from the rest of the proposal. Please revise your proxy statement to present this matter as a separate proposal. See Exchange Act Rule 14a-4(a)(3). For further guidance, see Proxy Rules and Schedule 14A CD&I 101.02.

Proposal 2, page 16
Other Amendments, page 17

2. Please revise this section to disclose *all* proposed material changes to your bylaws. For example, you should disclose here the respective changes to the voting rights of Class A

and B shareholders that will be enacted via Sections 2 and 3 of Article III of your revised bylaws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Korvin, Staff Attorney at 202-551-3236 or Craig Slivka, Special Counsel, at 202-551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and Construction

cc: Via E-mail
        David Alexander, Esq.
        Gross, Shuman, Brizdle & Gilfillan, P.C.